Exhibit 99.1

Press release 3 June 2013

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

InterXion Holding N.V. Commences Cash Tender Offer and Consent Solicitation

for its 9.50% Senior Secured Notes due 2017

Amsterdam, The Netherlands – 3 June 2013 – InterXion Holding N.V. (“Interxion”, “we”, “us”, or the “Company”), announces the commencement of an offer to purchase for cash (the “Tender Offer”) any and all of Interxion’s outstanding euro-denominated 9.50% Senior Secured Notes due 2017 (the “Notes”). In conjunction with the Tender Offer, Interxion is soliciting consents (the “Consents”) from Holders of Notes (“Holders”) to amend the indenture governing the Notes (the “Indenture”) to eliminate or modify substantially all of the restrictive covenants and certain events of default and related provisions (the “Proposed Amendments”) contained in the Indenture (the “Consent Solicitation”, and together with the Tender Offer, the “Offer”). We will pay the Consent Payment indicated in the table below to each Holder who validly consents to the Proposed Amendments prior to the Consent Payment Deadline. Holders who tender Notes in the Tender Offer are deemed to consent to the Proposed Amendments. Approval of the Proposed Amendments with respect to the Indenture requires the Consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, excluding for such purposes any Notes owned by the Company or any of its affiliates (“Majority Consent”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase Statement and Consent Solicitation Statement dated June 3, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”). Capitalized terms used in this announcement have the meanings ascribed to them in the Offer to Purchase.

The amounts in cash to be paid for the tender of Notes and delivery of Consents for each €1,000 principal amount of Notes accepted for purchase are set forth in the table below. In addition, we will pay accrued and unpaid interest (“Accrued Interest”) up to, but not including, the Settlement Time (as defined below).

ISIN	Common Code	Title of Security	Principal Amount Outstanding	Tender Offer Consideration(1)(2)	Consent Payment (2)	Total Consideration(1)(2)(3)
Reg S: XS0487557125 144A: XS0487557398	Reg S: 048755712 144A: 048755739	9.50% Senior Secured Notes due 2017	€260,000,000	€1,092.00	€10.00	€1,102.00

(1)	Does not include Accrued Interest.
(2)	Per €1,000.00 principal amount of Notes validly tendered and accepted for purchase.
(3)	Inclusive of Consent Payment.

Holders who validly tender their Notes and validly deliver their Consents and do not validly withdraw their Notes and revoke their Consents on or prior to 5:00 p.m., New York City time on June 14, 2013, unless extended (the “Consent Payment Deadline”), and which Notes are accepted for purchase by us, will be eligible to receive the “Tender Offer Consideration” (indicated in the table above) and the “Consent Payment” (indicated in the table above, which together with the Tender Offer Consideration, amount to the “Total Consideration”). Holders who validly tender their Notes and validly deliver their Consents after the Consent Payment

Press release 3 June 2013

Deadline on or before 11:59 p.m., New York City time on June 28, 2013, unless extended (the “Expiration Time”), and which Notes are accepted for purchase by us, will be eligible to receive the Tender Offer Consideration. Notes tendered and Consents delivered may only be withdrawn and revoked prior to the Consent Payment Deadline. Notes tendered and Consents delivered after the Consent Payment Deadline and prior to the Expiration Time may not be withdrawn and revoked, except as provided by law.

Outstanding Notes may be tendered, and will be accepted for purchase, only in minimum denominations of €50,000 and integral multiples of €1,000, unless such requirement is waived by Interxion, provided that any Holder may tender all Notes held by such Holder and we may accept such Notes for purchase, even if the aggregate principal amount of such Notes is less than €50,000 or not an integral multiple of €1,000.

If we will accept for purchase all validly tendered Notes at the Expiration Time, payment for all such Notes will be made promptly thereafter (the “Settlement Time”), except if we terminate the Tender Offer, at our discretion. The payment of the Total Consideration and the Tender Offer Consideration, as the case may be, shall include Accrued Interest up to, but not including, the Settlement Time.

The tender of Notes pursuant to the Offer will be deemed to constitute (i) a tender of the Notes and (ii) the delivery of a Consent by the holder with respect to such Notes. A valid withdrawal of tendered Notes prior to the Consent Payment Deadline will constitute the concurrent revocation of such holders’ related Consent and will render such holder ineligible to receive the Consent Payment.

If you do not tender your Notes, they will remain outstanding. We currently intend to issue a notice of redemption for any and all Notes not tendered in the Offer and redeem such Notes in accordance with the terms of the Indenture at a redemption price equal to a make-whole amount as calculated in accordance with the terms of the Indenture, plus accrued and unpaid interest to, but excluding, the date of redemption. We may deliver such notice of redemption at the Expiration Time.

From time to time after the Expiration Time of the Offer, or after termination or withdrawal of the Offer, Interxion and its affiliates may acquire Notes through open-market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Interxion and its affiliates may determine (or as may be provided for in the Indenture), which may be more or less than the Tender Offer Consideration or the Total Consideration for the Notes and could be for cash or other consideration.

Interxion’s acceptance for purchase of Notes validly tendered and Consents validly delivered pursuant to the Tender Offer and Consent Solicitation, and the payment of the Total Consideration or Tender Offer Consideration, as the case may be, are subject to, and conditioned upon, the satisfaction or waiver of certain conditions, including the issuance of new euro senior secured notes in an aggregate principal amount sufficient to fund the Offer, the post-closing redemption and all applicable premiums, fees and expenses applicable thereto, and the entry into a new revolving credit facility. Interxion reserves the right to waive or modify in whole or in part any and all conditions to the Offer to Purchase and to otherwise amend the Offer. Interxion also has the right to terminate the Offer at any time and for any reason, and

Press release 3 June 2013

to extend or otherwise amend the Consent Payment Deadline or the Expiration Time. Details of any such extension or amendment will be announced as provided in the Offer to Purchase as soon as reasonably practicable after the relevant decision is made. Additionally, Interxion reserves the right, in its sole and absolute discretion, not to accept any tender of Notes (and delivery of the corresponding Consent). In the event of a termination of the Offer, all Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders. See “Terms of the Tender Offer and Consent Solicitation” in the Offer to Purchase.

The Total Consideration and the Tender Offer Consideration will be payable in cash at the Settlement Time. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by any of the Clearing Systems.

The Proposed Amendments will be set forth in a supplemental indenture (the “Supplemental Indenture”) which will become effective upon execution and delivery by Interxion, the Trustee (as defined below), the Security Agent (as defined below) and any other applicable party. It is anticipated that Interxion, the Trustee, the Security Agent and any other applicable party will execute the Supplemental Indenture in respect of the Notes upon receipt of the Majority Consent or promptly thereafter. In any such event, although the Supplemental Indenture will become effective upon execution, the Proposed Amendments will not become operative until the Settlement Time.

If the Proposed Amendments to the Indenture are adopted, Notes not tendered, that are tendered and validly withdrawn or that we do not accept for purchase pursuant to the Offer will remain outstanding and subject to the Indenture, as modified by the terms of the Supplemental Indenture as described under “Proposed Amendments” in the Offer to Purchase. Holders of those Notes will no longer be entitled to the benefit of the principal restrictive covenants and certain other provisions presently contained in the Indenture.

IF THE PROPOSED AMENDMENTS BECOME OPERATIVE, THEY WILL APPLY TO ALL NOTES ISSUED UNDER THE INDENTURE, AND EACH HOLDER OF NOTES THAT ARE NOT VALIDLY TENDERED AND ACCEPTED FOR PURCHASE HEREUNDER WILL BE BOUND BY SUCH PROPOSED AMENDMENTS.

Lucid Issuer Services Limited is acting as the Tender and Information Agent (in such capacity, the “Tender and Information Agent”) for the Offer. The Trustee for the Notes is The Bank of New York Mellon, London Branch (the “Trustee”). The Security Trustee for the Notes is Barclays Bank PLC (the “Security Agent”). Barclays Bank PLC is acting as dealer manager and consent solicitation agent (in such capacity, the “Dealer Manager”).

In accordance with normal and accepted market practice, the Trustee, the Dealer Manager, the Tender and Information Agent and the Security Agent express no opinion as to the merits of the proposals as presented to Holders in the Offer to Purchase. Furthermore, the Trustee, the Dealer Manager, the Tender and Information Agent and the Security Agent make no assessment of the impact of the proposals as presented to Holders on the interests of the Holders either as a class or as individuals and make no recommendation as to whether Consents to these proposals should be given.

Press release 3 June 2013

NONE OF INTERXION, ITS BOARD OF DIRECTORS, THE TRUSTEE, THE TENDER AND INFORMATION AGENT, THE SECURITY AGENT, THE DEALER MANAGER OR ANY OF ITS AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER THEIR NOTES PURSUANT TO THE OFFER TO PURCHASE.

THE OFFER TO PURCHASE SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE TENDER OFFER AND CONSENT SOLICITATION.

Requests for information in relation to the Offer should be directed to:

Barclays Bank PLC

5 The North Colonnade

London E14 4BB

United Kingdom

Telephone: +44 20 7773 8990

Email: eu.lm@barclays.com

Requests for information in relation to the procedures for participating in the Offer should be directed to:

Lucid Issuer Services

Limited

Leroy House

436 Essex Road

London N1 3QP

United Kingdom

Telephone: +44 20 7704 0880

Attention: Sunjeeve Patel

Email: interxion@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offer. None of the Dealer Manager, the Tender and Information Agent, the Trustee, the Security Agent or the Company or any of their respective affiliates makes any recommendation as to whether Holders should participate in the Offer. The Dealer Manager and its affiliates are acting exclusively for the Company and for no one else in connection with the Offer and

Press release 3 June 2013

will not be responsible to anyone other than the Company for providing the protections afforded to the customers of such Dealer Manager or its affiliates or for providing advice in relation to the Offer or any transaction or arrangement referred to herein.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF THE NETHERLANDS, FRANCE, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGER AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of Interxion in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase and any other related materials.

This announcement and the Offer to Purchase do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com